January 29, 2026
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Robert Augustin
Margaret Sawicki
Christie Wong
Li Xiao
Re:              SpyGlass Pharma, Inc.
Registration Statement on Form S-1
(File No. 333-292779)
Acceleration Request
Requested Date: January 30, 2026
Requested Time: 4:05 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), SpyGlass Pharma, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-292779)  (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Ben Capps at (858) 350-2237.
The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.
Further, the Company confirms that it and its managing or principal underwriters are aware of their obligations under the Securities Act, including Section 6(e)(1) thereof, and hereby confirm that the Company will not conduct a road show, as defined in Rule 433(h)(4), until at least 15 days after the Company publicly filed its initial confidential submission and all amendments thereto.

[Signature page follows]

Sincerely,

SPYGLASS PHARMA, INC.

/s/ Patrick Mooney
Patrick Mooney
Chief Executive Officer
cc:        Dan Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.
Robert L. Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.
Ben Capps, Wilson Sonsini Goodrich & Rosati, P.C.
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP